GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 JAN -3 AM 10: 41

03003132

18 December 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

Exemption File 82-5204

New GKN PLC

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange yesterday.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Enc.

COMPLIANCE/SEC/COR/notification of press release

dlw 1/23

Directors' Interests in Shares of GKN plc

On 17th December 2002, GKN Quest Trustee (No.2) Ltd, the trustee of the discretionary trust established by deed on 8 November 2001 to facilitate the operation of the GKN SAYE Share Option Schemes (the 'Schemes'), subscribed for 31,207 50p ordinary shares of GKN plc at 214p per share, representing less than 0.01% of the current issued share capital. The shares were immediately transferred by GKN Quest Trustee (No.2) Ltd to employees who had validly exercised options granted under the Scheme in respect of such shares.

The Executive Directors of GKN plc are potential beneficiaries under the discretionary trust (together with all other UK employees of the GKN Group) and are therefore interested in the shares whilst they are held by GKN Quest Trustee (No.2) Ltd.

G. Denham
Company Secretary

17 December 2002